
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

February 17, 2010

Peter A. Converse
Chief Executive Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, Virginia 22207

> **RE:** **Virginia Commerce Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **File No. 000-28635**

Dear Mr. Converse:

We have reviewed your response dated January 29, 2010 and have the following additional comments. Where indicated, we think you should revise your future filings, starting with your December 31, 2009 Form 10-K, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 1 – General – Fair Value Measurements, page 6

1.   We note your response to comment three of our letter dated August 24, 2009. In your response you state that when the property in question was transferred to foreclosed assets in March 2008 it was initially recorded at the "as is" fair value determined by a third party appraiser. Your response further clarifies that the "as developed" value was simply used as an internal metric to support your decision to invest additional funds to further develop the property and to justify capitalization of the development costs. Your response appears to conflict with the disclosure on page 13 of your September 30, 2009 Form 10-Q which implies

that collateral values are sometimes discounted to exclude entrepreneurial profit estimates. Please revise your future filings to either remove or clarify this disclosure. Your disclosure should focus on the methods used to determine the fair value of impaired loans and foreclosed assets for accounting and reporting purposes.

2. As a related matter, your disclosure on page 8 of your September 30, 2009 Form 10-Q states that foreclosed assets are carried at the lower of carrying amount or fair value less costs to sell. Please tell us and revise your disclosure in future filings to describe the procedures you perform during each reporting period to assess the carrying amount of your foreclosed assets for impairment. For example, with respect to the foreclosed asset discussed in your response which you impaired by $2.7 million during the third quarter of 2009, tell us how you determined that the fair value of the property had not declined below the carrying amount in any prior reporting period.

Note 2 – Investment Securities, page 10

3. We note your response to comment nine of our letter dated August 24, 2009. In your response you indicated that you would provide the requested disclosure in your future filings. However, it appears that you have only provided these disclosures for those pooled trust preferred securities for which you recognized OTTI as of September 30, 2009. Furthermore, your disclosure does not include all of the items requested in our original comment. Therefore, we are reissuing our comment. For each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with and revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Further, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

4. We note your response to comment two of our letter dated November 3, 2009 and the disclosure on page 12 of your September 30, 2009 Form 10-Q related to your deferral and default projections. We note that your TPS have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented

by the individual banks in each trust and based on the specific tranche in which you have invested. Based on your disclosure that your estimate of future deferrals/defaults was the same for each security (75 bps), it does not appear that you have analyzed the specific collateral underlying each of your securities to assess their credit risk to support your projected deferral/default assumptions. Consistent with the guidance in ASC 320-10-35 (particularly paragraphs 33F – 33I), we believe it is appropriate to look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology for pooled TPS to analyze the specific credit characteristics of the collateral underlying each individual security as the basis for your credit deferral/default assumptions. Please also analyze the results of this revised methodology to determine whether you had a material error in your financial statements for the quarterly and year-to-date periods ended June 30, 2009 and September 30, 2009. Provide us with a copy of your revised OTTI methodology and materiality analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses/Provision for Loan Loss Expense, page 23

5.   We note that you increased your allowance for loan losses from $39.0 million (1.72% of total loans; 35.0% of non-performing loans) at June 30, 2009 to $70.1 million (3.15% of total loans; 80.5% of non-performing loans) at September 30, 2009. You disclose that the significant increase in the allowance was not an indication of heightened concern or expectations of further credit deterioration but rather it was an attempt to increase the coverage ratio on a one-time basis relative to the current level of non-performing loans and in recognition of continued economic uncertainty in regard to the commercial real estate market.

Please provide us with a detailed analysis of how you determined that such a one-time adjustment was necessary in order to bring your allowance to a level that reflects your best estimate of probable losses inherent in your loan portfolio. In your response, please compare and contrast your methodology for determining the periodic provisions for all quarterly and annual periods presented, including the coverage ratio you refer to and any other internal metrics you use to evaluate the appropriateness of the allowance for loan losses taking into account the level of non-performing loans and economic conditions in the commercial real estate market. For example, if you changed, altered or otherwise refined any portion of your allowance for loan losses methodology, please discuss. Additionally, when you discuss economic conditions, it would be helpful to understand the level of macro and micro economic information you previously considered and what you recently considered such as national trends, specific local information in your primary lending markets or a combination of both and how this translates into the specific provision or coverage ratio(s) that management believes are appropriate.

Finally, please carefully consider the above information in totality to ensure that your response specifically explains why you believe your allowance for loan losses in prior periods was appropriate (i.e. not understated). Please provide sufficient persuasive evidence, including a level of granularity necessary to understand management's considerations for the periods presented, particularly in light of the fact that you determined that a significant increase was required in the current period absent any further deterioration in credit quality. We may have additional comments upon receipt and review of your response.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief